SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of,	May	2012
Commission File Number	000-13727
Pan American Silver Corp
(Translation of registrant’s name into English)
1500-625 Howe Street, Vancouver BC Canada V6C 2T6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Business Acquisition Report, dated May 11, 2012..

This report on Form 6-K is incorporated by reference into the Registrant’s outstanding registration statements on Form F-10 (Nos. 333-164752 and 333-180304) and on Form S-8 (Nos. 333-149580, 333- 180494 and 333- 180495) that have been filed with the Securities and Exchange Commission.

Document 1

PAN AMERICAN SILVER CORP.

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Pan American Silver Corp. (“Pan American”)

Suite 1500 – 625 Howe Street

Vancouver, BC  V6C 2T6

1.2	Executive Officer

The following executive officer of Pan American is knowledgeable about the Arrangement (as defined below) and this report:

A. Robert Doyle
Chief Financial Officer
Telephone: (604) 806-3159

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

Minefinders Corporation Ltd. (“Minefinders”) is a Vancouver-based precious metals company whose principal property is the Dolores mine, a multi-million ounce long-life, low-cost gold and silver mine located in Chihuahua, Mexico.  Minefinders’ activities are focused in Mexico, with assets owned through local subsidiaries.

2.2	Date of Acquisition

March 30, 2012.

2.3	Consideration

Pursuant to a plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the “Arrangement”), Pan American acquired 89,814,457 common shares of Minefinders Corporation Ltd. (“Pre-Arrangement Minefinders”), being all of the issued and outstanding common shares of Pre-Arrangement Minefinders.  Under the Arrangement, former shareholders of Pre-Arrangement Minefinders elected to receive, in exchange for each common share of Pre-Arrangement Minefinders they held, either: (i) 0.55 Pan American shares and Cdn.$1.84 in cash; (ii) 0.6235 Pan American shares and Cdn.$0.0001 in cash; or (iii) Cdn.$15.60 in cash, subject to proration under total aggregate cash and share pools of 49,397,952 Pan American shares and Cdn.$165,258,600.88, respectively.

The cash consideration was payable from Pan American’s cash on hand.

2.4	Effect on Financial Position

Pursuant to the Arrangement, Pan American’s wholly-owned subsidiary, 2313983 Ontario Inc. (“Acquireco”), acquired ownership and control of the 89,814,457 common shares of Pre-Arrangement Minefinders (being all of the issued and outstanding common shares of Pre-Arrangement Minefinders) in exchange for the issuance of 89,814,457 common shares of Acquireco to Pan American.

As a final step in the Arrangement, Acquireco and Pre-Arrangement Minefinders were amalgamated to form one corporate entity, with the surviving corporate entity being Minefinders.  Each issued and outstanding common share of Acquireco was exchanged for one fully-paid and non-assessable common share of Minefinders and all such common shares of Acquireco were cancelled without payment of capital, and all common shares of Pre-Arrangement Minefinders were cancelled without payment of capital.

2.5	Prior Valuations

Not applicable.

2.6	Parties to Transaction

The Arrangement was conducted pursuant to an arrangement agreement between Pan American and Pre-Arrangement Minefinders dated January 22, 2012, as amended on February 14, 2012 and March 22, 2012.  The Arrangement was not with an informed person, associate or affiliate of Pan American.

2.7	Date of Report

May 11, 2012.

ITEM 3	FINANCIAL STATEMENTS

The financial statements of Pan American listed below are incorporated into and form part of this Business Acquisition Report, and are attached hereto as Schedule “A”:

Unaudited pro forma consolidated financial statements as at and for the year ended December 31, 2011.

The audited consolidated financial statements of Pre-Arrangement Minefinders as at December 31, 2011 and 2010 and for the years then ended were filed on SEDAR on February 23, 2012, and are incorporated herein by reference.  These financial statements can be viewed on Minefinders’ SEDAR profile at www.sedar.com.

DATED at Vancouver, British Columbia this 11th day of May, 2012.

By:	(signed) “A. Robert Doyle”
A. Robert Doyle
Chief Financial Officer

SCHEDULE “A”

Unaudited Pro Forma Financial  Statements

(see attached)

A-1

PAN AMERICAN SILVER CORP.

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2011
(unaudited)

Pan American Silver Corp.
Pro forma condensed consolidated statement of financial position
As at December 31, 2011
(Unaudited)
(Expressed in thousands of United States dollars)
	Pan American Silver Corp.	Minefinders Corporation Ltd.	Pro forma adjustments	Note 4	Pan American pro forma consolidated
Assets
Current assets
Cash and cash equivalents	$262,901	$219,457	$(173,830)	f	$339,450
			14,143	b
			16,779	b
Short-term investments	228,321	19,746	-		248,067
Trade and other receivables	103,433	10,524	-		113,957
Income taxes receivable	2,542	-	-		2,542
Inventories	135,696	78,034	-		213,730
Prepaids and other current assets	9,343	1,847	-		11,190
	742,236	329,608	(142,908)		928,936
Non-current assets
Mineral property, plant and equipment, net	1,189,708	267,707	839,816	a	2,297,231
Long-term refundable tax, net	10,253	-	-		10,253
Goodwill	-	-	220,807	i	220,807
Deferred tax assets	4,170	-	-		4,170
Other assets	5,429	-	-		5,429
Total Assets	$1,951,796	$597,315	$917,715		$3,466,826
Liabilities
Current liabilities
Accounts payable and accrued liabilities	$78,258	$18,730	$22,200	h	$119,188
Provisions	2,341	-	-		2,341
Current portion of finance lease	20,841	-	-		20,841
Current income tax liabilities	74,366	-	-		74,366
	175,806	18,730	22,200		216,736
Non-current liabilities
Provisions	59,052	10,144	-		69,196
Deferred tax liabilities	54,919	47,693	220,807	i	323,419
Share purchase warrants and derivative	23,651	31,303	(31,303)	j	23,651
Long-term debt	10,824	30,537	(30,537)	c	10,824
Other long-term liabilities	25,457	-	-		25,457
Total Liabilities	349,709	138,407	181,167		669,283
Equity
Capital and reserves
Issued capital	1,243,241	505,794	(598,555)	d	2,448,192
			30,537	c
			30,065	k
			15,381	j
			16,779	b
			1,204,951	e
Share option reserve	8,631	15,715	(15,715)	d	12,235
			3,604	g
Accumulated other comprehensive income	2,146	-	-		2,146
Retained earnings	339,821	(62,601)	62,601	d	326,721
			(13,100)	h
Total equity attributable to equity holders of the Company	1,593,839	458,908	736,548		2,789,295
Non-controlling interests	8,248	-	-		8,248
Total Equity	1,602,087	458,908	736,548		2,797,543
Total Liabilities and Equity	$1,951,796	$597,315	$917,715		$3,466,826
 See accompanying notes to the pro forma financial statements

Pan American Silver Corp.
Pro forma condensed consolidated income statement
Year ended December 31, 2011
(Unaudited)
(Expressed in thousands of United States dollars, except per share amounts)
	Pan American Silver Corp.	Minefinders Corporation Ltd.	Pro forma adjustments	Note 4	Pan American Pro forma consolidated

Revenue	$855,275	$241,195	$-		$1,096,470
Production costs	(341,363)	(72,363)	-		(413,726)
Depreciation and amortization	(82,756)	(17,124)	(37,672)	l	(137,552)
Royalties	(22,031)	(6,279)	-		(28,310)
Mine operating earnings	409,125	145,429	(37,672)		516,882

General and administrative	(18,291)	(8,133)	-		(26,424)
Exploration and project development	(27,727)	(5,945)	-		(33,672)
Foreign exchange (losses) gains	(8,126)	(532)	-		(8,658)
Gain on commodity contracts and foreign currency contracts	681	-	-		681
Gain on sale of assets	1,190	-	-		1,190
Other income	15,728	-	-		15,728
Earnings from operations	372,580	130,819	(37,672)		465,727
Transaction costs	-	-	(13,100)	p	(13,100)
Gain (loss) on derivatives	101,828	8,556	(538)	n	109,856
Investment income	3,055	1,348	-		4,403
Interest and finance expense	(6,199)	(9,627)	1,034	m	(14,792)
Earnings before income taxes	471,264	131,106	(50,276)		552,094
Income taxes	(117,118)	(40,019)	10,548	o	(146,598)
Net earnings for the year	$354,146	$91,087	$(39,728)		$405,505
Attributable to:
Equity holders of Pan American	$352,494	$91,087	$(39,728)		$403,853
Non-controlling interests	1,652	-	-		1,652
	$354,146	$91,087	$(39,728)		$405,505

Earnings per share attributable to common shareholders (note 5):
Basic	$3.31	$1.12			$2.55
Diluted	$3.31	$1.00			$2.55

See accompanying notes to the pro forma financial statements

1.	Basis of presentation

These unaudited pro forma condensed consolidated financial statements have been prepared by management of Pan American Silver Corp. (“Pan American”) in connection with the proposed acquisition by Pan American of all of the outstanding shares of Minefinders Corporation Ltd. (“Minefinders”).

The unaudited pro forma condensed consolidated statement of financial position of Pan American as at December 31, 2011 and the unaudited pro forma consolidated income statement for the year ended December 31, 2011 have been prepared, for illustrative purposes only, to give effect to the proposed transaction pursuant to the assumptions described in notes 2, 3 and 4 of these pro forma condensed consolidated financial statements.  These unaudited pro forma condensed consolidated financial statements include and have been compiled from:

	a)	A pro forma condensed consolidated statement of financial position combining:
		(i)	the audited consolidated statement of financial position of Pan American as at December 31, 2011; and
		(ii)	the audited consolidated statement of financial position of Minefinders as at December 31, 2011.
	b)	A pro forma condensed consolidated income statement for year ended December 31, 2011 combining:
		(i)	the audited consolidated income statement of Pan American for the year ended December 31, 2011; and
		(ii)	the audited consolidated statement of income of Minefinders for the year ended December 31, 2011.

The unaudited pro forma condensed consolidated statement of financial position as at December 31, 2011 has been prepared as if the transactions described in Notes 3 and 4 had occurred on December 31, 2011.  The pro forma consolidated income statement for the year ended December 31, 2011 has been prepared as if the transactions described in Notes 3 and 4 had occurred on January 1, 2011.

The unaudited pro forma condensed consolidated financial statements are not intended to reflect the results of operations or the financial position of Pan American, which would have actually resulted had the transactions been effected on the dates indicated.  Actual amounts recorded upon consummation of the agreements will likely differ from those recorded in the unaudited pro forma consolidated financial statements. Similarly, the calculation and allocation of the purchase price has been prepared on a preliminary basis and is subject to change between the time such preliminary estimations were made and closing as a result of several factors which could include among others: changes in fair value of the assets acquired and liabilities assumed and the market price of the related shares, options and warrants. Any potential synergies that may be realized and integration costs that may be incurred upon consummation of the transactions have been excluded from the unaudited pro forma financial statements.  Further, the pro forma financial statements are not necessarily indicative of the results of operations that may be obtained in the future.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements of Pan American and Minefinders for the year ended December 31, 2011, and notes thereto.

2.	Significant accounting policies

The accounting policies used in the preparation of these unaudited pro forma condensed consolidated financial statements are those set out in Pan American’s audited consolidated financial statements as at December 31, 2011.  In preparing the unaudited pro forma condensed consolidated financial statements a review was undertaken to identify accounting policy differences where the impact was potentially material and could be reasonably estimated.  The significant accounting policies of Minefinders conform in all material respects to those of Pan American.

3.	Pro forma preliminary purchase price allocation

In January 2012, Pan American Silver and Minefinders jointly announced that Pan American made an offer to acquire all of the issued and outstanding common shares of Minefinders.  Under the terms of the offer, Minefinders shareholders will be entitled to elect to receive in exchange for each Minefinders common share held:

	(i)	0.55 of a Pan American common share and CAD$1.84 ($1.84) in cash; or
	(ii)	0.6235 of a Pan American common share and CAD$0.0001 ($0.0001) in cash; or
	(iii)	CAD$15.60 ($15.60) in cash;

with alternatives (ii) and (iii) subject to proration such that the number of Pan American shares to be issued and the amount of cash to be paid will be limited to specified aggregate maximum amounts.  As a result, the average consideration to be paid is expected to be equal to the amount determinable in (i) above and these unaudited pro forma condensed consolidated financial statements are prepared on the assumption that all Minefinders shareholders elect alternative (i). No material difference is expected in the total consideration as a result of which options the Minefinders’ shareholders elect.

In addition, on January 22, 2012, the Compensation Committee of the Board of Directors of Minefinders passed a resolution accelerating the vesting of all Minefinders share options that would otherwise be unvested.  Each Minefinders option holder will be entitled to:

	(i)	exercise their vested Minefinders options and participate in the offer as a Minefinders shareholder; or
(ii)
elect to receive a replacement Pan American share option entitling the holder to purchase 0.6235 Pan American shares at an exercise price equal to the exercise price of the exchanged Minefinders option divided by 0.6235.

These pro forma condensed consolidated financial statements are prepared on the assumption that each Minefinders option holder will exercise all vested options prior to closing and elect to receive a replacement Pan American option for the remaining options on the basis described by (ii) above.

It is also assumed for the purposes of preparing these unaudited pro forma condensed consolidated financial statements that holders of the Minefinders convertible notes and share purchase warrants will elect to convert into Minefinders common shares prior to the closing date.

A total of 94,500,991 Minefinders common shares are estimated to be exchanged for 51,975,545, Pan American Silver Corp. shares and 653,125 options.  The value of the Pan American’s common shares and options issued was calculated based on the closing price of Pan American common shares on March 8, 2012 for the purpose of preparing these unaudited condensed consolidated pro forma financial statements. The final common share purchase consideration will be determined based on the market price of Pan American’s common shares on the date of acquisition.  Minefinders’ convertible noteholders may be entitled to receive a conversion premium following the effective date in the form of additional Minefinders shares.  These pro forma financial statements do not take into consideration the additional shares as the impact is not determinable until the date of acquisition.  The maximum number of Pan American shares that may be issued in connection with the acquisition is 53,666,003.

The transaction has an estimated acquisition cost of $1,382.4 million including the following items as at March 8, 2012:
(i)	51,975,545 Pan American common shares at CAD $23.19 per share ($23.18) for total share consideration of $1,205.0 million; plus
(ii)	740,406 Pan American replacement stock options at an average fair value of CAD$5.52 per option ($5.52) for total consideration of $3.6 million.
(iii)	Cash payment of $173,830 as a result of the purchase of 94.5 million Minefinders shares at CAD $1.84 ($1.84).
The following weighted average assumptions were used for the Black-Scholes option pricing model to the determine fair value of the replacement stock options:

Risk-free interest rate	0.93%
Expected volatility	40.75%
Expected life	3.5
Dividend rate	0.26%

The transaction will be accounted for as a business combination. The foreign exchange rates used for conversion to United States dollars from Canadian dollars are as follows:
As at March 8, 2012 - 1.000

Average for the twelve months ended December 31, 2011 - 0.9888
The allocation of the pro forma preliminary purchase price is summarized in the table below:

Acquisition costs:
52.0 million shares of Pan American	$1,204,951
0.7 million replacement stock options	3,604
Cash paid (94.5 million Minefinders shares x CAD$1.84 ($1.84))	173,830
$1,382,385

Allocation of acquisition costs:
Cash and cash equivalents	$250,379
Short term investments	19,746
Accounts receivable	10,524
Current portion of refundable tax	1,847
Inventory	78,034
Mineral properties, plant and equipment	1,107,522
Goodwill	220,807
Accounts payable and accrued liabilities	(27,830)
Provision for closure and reclamation	(10,144)
Deferred income taxes	(268,500)
$1,382,385

4.	Pro forma assumptions and adjustments
Pro forma adjustments to the consolidated statement of financial position
The unaudited pro forma condensed consolidated statement of financial position reflects the following adjustments as if the business combination of Minefinders had occurred on December 31, 2011.
	a)	To record the excess of the consideration paid over the fair value of Minefinders’ net assets as an allocation to mineral properties, plant and equipment.

b)	To record the assumed exercise of 2,828,500 warrants and 1,711,413 options of Minefinders for a cash consideration of $14,143 and $16,779, respectively.
c)
To record the extinguishment of the convertible notes which were recorded in non-current liabilities ($30,537) at December 31, 2011 as a result of the assumed conversion of the notes prior to closing and to record the related increase in equity.

d)
Elimination of shareholders’ equity of Minefinders on acquisition ($505,794) and elimination of equity arising on the pro forma adjustment due to conversion of notes (see adjustment c and j) for Minefinders and exercise of warrants (see adjustment b and j) and options (see adjustment b) for a total of $92,761.  Also, the share option reserve of Minefinders in the amount of $15,715 is eliminated.

e)	To record the issuance of 51,975,545 common shares of Pan American recorded at a price of CAD$23.19 ($23.18) per share being the closing price of Pan American shares on March 8, 2012.
f)	To record the $173,830 cash paid on acquisition based on CAD$1.84 ($1.84) offered for 94.5 million Minefinders shares.
g)	To issue 740,406 Pan American replacement stock options with a fair value of $3,604.
h)
To record the estimated costs of the business combination in the amount of $22.2 million; $13.1 million incurred by Pan American and $9.1 million incurred by Minefinders which is included the pro forma adjustment to accounts payable.

i)
To record the additional deferred income tax liability recorded on acquisition as a result of the excess of the fair value of the acquired assets over their corresponding tax bases. The tax effect of this excess has been assumed to be goodwill on the date of acquisition.

j)
To extinguish the liability associated with the exercise of warrants with a carrying value of $15,922 (see (k)) and the assumed conversion of the convertible feature of the notes with a carrying value of $15,381 of Minefinders, resulting in an adjustment in the amount of $31,303 which is debited to liabilities and $15,381 which is credited to equity.

k)
To record the $15,922 fair value of the warrant liability in equity on exercise of the warrants, together with the cash received of $14,143 on exercise, resulting in an adjustment in the amount of $30,065 (see (b)).

Pro forma adjustments to the consolidated income statements
The unaudited pro forma consolidated income statements for the year ended December 31, 2011 reflect the following adjustments as if the business combination had occurred on January 1, 2011.
l)	To record additional depreciation and amortization as a result of the increased cost of mineral properties, plant and equipment arising from the purchase price allocation (see (a)).
m)	To reverse interest expense relating to the convertible debenture which is assumed to be converted to common shares at acquisition.
n)
To eliminate the fair value change in warrants and convertible notes which would not have been incurred because, for the purposes of the pro forma, it is assumed that these were converted at the beginning of the period.

o)	To record an additional deferred tax recovery relating to increased depreciation and amortization costs in (see adjustment l).
p)	To record transaction costs in the amount of $13,100 incurred by Pan American.

5.	Pro forma loss per share
The weighted average shares outstanding for Pan American have been adjusted to reflect the additional shares resulting from transactions described in Notes 3 and 4 effective January 1, 2011.

(thousands of shares)	Year ended December 31 2011

Weighted average number of shares outstanding (basic)	106,434
Adjustment to reflect the acquisition	51,976
Shares after acquisition (basic)	158,410

Year ended December 31 2011

Weighted average number of shares outstanding (diluted)	106,655
Adjustment to reflect the acquisition	51,976
Shares after acquisition (diluted)	158,631

6.	Capital Stock
After giving effect to the pro forma assumptions in note 4, the issued and fully paid share capital of Pan American would be as follows:

	Number of shares	Amount
Balance, December 31, 2011	104,492,743	$1,243,241
Share consideration issued in connection with acquisition of Minefinders outstanding shares:
Minefinders shares outstanding as at December 31, 2011 prior to pro forma adjustments	47,813,660	$1,108,466
Shares issued in connection with the exercise of Minefinders convertible debentures prior to acquisition	1,664,933	$38,598
Shares issued in connection with the exercise of Minefinders warrants prior to acquisition	1,555,675	$36,065
Shares issued in connection with the exercise of Minefinders options prior to acquisition	941,277	$21,822
Pro forma balance, December 31, 2011	156,468,288	$2,448,192

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAN AMERICAN SILVER CORP
(Registrant)
Date:	May 11, 2012	By:	/s/ Delaney Fisher
			Name:	Delaney Fisher
			Title:	Corporate Secretary and Legal Counsel